EXHIBIT 99.1

Following is a list of each executive officer, director or person controlling Cascade Investment, L.L.C. (“Cascade”), setting forth the business address and present principal employment (and the name and address of any corporation or organization in which such employment is conducted) of each person.  The persons named below are citizens of the United States of America.

Name	Position with Cascade	Principal Employment and Business Address

William H. Gates III	Member	Chairman of the Board Microsoft Corporation One Microsoft Way Redmond, WA 98052

Michael Larson	Business Manager	Chief Investment Officer William H. Gates III 2365 Carillon Point Kirkland, WA 98033